
June 21, 2011

Via E-mail
Arthur E. Chandler
Senior Vice President and CFO
Harleysville Group Inc.
355 Maple Avenue
Harleysville, PA 19438-2297

> **Re:** **Harleysville Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 000-14697**

Dear Mr. Chandler:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Business
Investments, page 12

1. Regarding your investment in municipal securities, please provide us the fair value and amortized cost separated by general obligation and special revenue bonds at December 31, 2010. Within each of those categories, provide us a further break-down for each state, municipality and political subdivision for those that comprise more than 10% of the total category, showing the fair value and amortized cost and credit rating consistent with the ratings shown in the table on page 12. For the special revenue bonds category, also provide us a break-down by nature of activity supporting these securities for any activity comprising more than 10% of this category.

Notes to Consolidated Financial Statements
15 – Contingencies, page 83

2. Please provide us proposed disclosure to be included in future filings that complies with ASC 450-20-50-4b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant